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               SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, DC  20549

                           FORM 11-K
                         ANNUAL REPORT


                Pursuant to Section 15(d) of the
                Securities Exchange Act of 1934




(Mark One):

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED).
     For the fiscal year ended December 31, 1996

                             OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).
     For the transition period from          to
                                    --------    --------


               Commission file number - 1-8411
                                        ------


     A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                  UNITED TELEVISION, INC.
                  EMPLOYEES' STOCK PURCHASE PLAN

     B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  UNITED TELEVISION, INC.
                  132 S. Rodeo Drive - Fourth Floor
                  Beverly Hills, CA  90212





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                       UNITED TELEVISION, INC.
                   EMPLOYEES' STOCK PURCHASE PLAN

                    INDEX TO FINANCIAL STATEMENTS
                    -----------------------------


FINANCIAL STATEMENTS:

  Report of Independent Accountants

  Statements of Net Assets Available for Plan Benefits -
  As of December 31, 1996 and 1995

  Statements of Changes in Net Assets Available for Plan
  Benefits - For the Years Ended December 31, 1996 and 1995

  Notes to Financial Statements

SUPPLEMENTARY SCHEDULES:

  Assets Held for Investment Purposes - As of December 31, 1996

  Reportable Transactions - For the Year Ended December 31, 1996

  All other schedules are omitted as not applicable or not required, or the required information is included in the accompanying financial statements.

EXHIBIT:

  Consent of Independent Accountants

                          SIGNATURE
                          ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the Plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                              UNITED TELEVISION, INC.
                              EMPLOYEES' STOCK PURCHASE PLAN

                              By:  /s/ Garth S. Lindsey
                                   --------------------
                                   Garth S. Lindsey
                                   Executive Vice President
                                   and Chief Financial Officer
                                   United Television, Inc.

Date: June 26, 1997
      -------------

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                  REPORT OF INDEPENDENT ACCOUNTANTS
                  ---------------------------------


To the Administrative Committee
of the United Television, Inc.
Employees' Stock Purchase Plan


In our opinion, the accompanying statements of net assets available for Plan benefits and the related statements of changes in net assets available for Plan benefits present fairly, in all material respects, the net assets available for Plan benefits of the United Television, Inc. Employees'
Stock Purchase Plan (the Plan), at December 31, 1996 and 1995, and the changes in net assets available for Plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's Administrative Committee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional supplemental information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICE WATERHOUSE LLP
Century City, California
June 20, 1997

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
                       UNITED TELEVISION, INC.
                   EMPLOYEES' STOCK PURCHASE PLAN

                       STATEMENTS OF NET ASSETS
                     AVAILABLE FOR PLAN BENEFITS
                     ---------------------------

                                           As of December 31,
                                        -------------------------
                                           1996          1995
                                        -----------   -----------

                              ASSETS
                              ------

United Television, Inc. common stock
  (cost $10,153,746 and $8,714,059)     $19,940,694   $21,302,430

Cash and cash equivalents                   224,730           962
                                        -----------   -----------
     Total assets                        20,165,424    21,303,392
                                        -----------   -----------


                            LIABILITIES
                            -----------

Payable to broker for pending
  stock purchase                            226,658             -

Payable to Plan members for excess
  contributions                             218,086       283,092
                                        -----------   -----------

Net assets available for
  Plan benefits                         $19,720,680   $21,020,300
                                        ===========   ===========

The accompanying notes are an integral part of these financial statements.

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
                       UNITED TELEVISION, INC.
                   EMPLOYEES' STOCK PURCHASE PLAN

                   STATEMENTS OF CHANGES IN NET ASSETS
                       AVAILABLE FOR PLAN BENEFITS
                       ---------------------------

                                         Year Ended December 31,
                                        -------------------------
                                           1996          1995
                                        -----------   -----------
Sources of assets:

Contributions -
  Members                               $ 1,399,208   $   993,369
  Employer                                1,399,208       993,369
(Depreciation)appreciation in
  market value of investments              (996,006)    8,263,714
Dividend and interest income                122,430       118,683
                                        -----------   -----------

     Total sources of assets              1,924,840    10,369,135

Application of assets:

Distributions to members for
  terminations, withdrawals
  and excess contributions                3,224,460     1,891,254
                                        -----------   -----------

     Total application of assets          3,224,460     1,891,254
                                        -----------   -----------

Net (decrease) increase in net
  assets available for Plan benefits     (1,299,620)    8,477,881

Net assets available for Plan benefits:

     Beginning of year                   21,020,300    12,542,419
                                        -----------   -----------
     End of year                        $19,720,680   $21,020,300
                                        ===========   ===========

The accompanying notes are an integral part of these financial statements.

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                       UNITED TELEVISION, INC.
                   EMPLOYEES' STOCK PURCHASE PLAN

                    NOTES TO FINANCIAL STATEMENTS
                    -----------------------------

NOTE 1 - DESCRIPTION OF THE PLAN:
--------------------------------

The United Television, Inc. Employees' Stock Purchase Plan
(the Plan) is a contributory stock purchase plan established to allow employees to invest in common stock of United Television, Inc. (UTV). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

All employees of UTV and its subsidiaries who are compensated on a salaried or commission basis are eligible for membership in the Plan, except as may be otherwise provided in an applicable collective bargaining agreement. An eligible person may become a member by filing a written election. Members of the Plan are required to contribute each payroll period, at their election, 2%, 4% or 6% of their compensation, as defined, toward the purchase of UTV common stock. UTV is required to contribute monthly 25% of the members' aggregate contributions and may contribute an additional discretionary amount, provided UTV's aggregate contribution may not exceed 100% of the members' aggregate contributions for the year. UTV's contributions may be in cash and/or UTV stock. UTV matched 100% of members' aggregate contributions for the years ended December 31, 1996 and 1995. At December 31, 1996, 467 employees were actively participating in the Plan.

The Plan provides for administration by an Administrative Committee comprised of a minimum of three individuals appointed by the UTV Board of Directors. Plan assets are held in trust by CoreStates Bank, N.A. as Trustee (the Trustee) under the overall direction of the Administrative Committee. Cash contributions by both members and UTV are invested in UTV common stock. The assets of the Plan are allocated among accounts established for each member. Income is allocated proportionately among the members' accounts based upon their respective account balances.

The shares credited to the account of each member for UTV contributions are determined on the basis of the member's proportionate share of total member contributions. Shares may be distributed upon retirement, death or permanent disability, and provision is also made for distribution in the event of termination of employment or withdrawal from the Plan. See Note 4.

Forfeitures of varying portions of the stock attributable to UTV's contributions arise from termination of employment or withdrawal from the Plan prior to completion of five years of membership in the Plan. Forfeitures are reallocated to the accounts of the remaining active members in the Plan on the last day of the Plan year in which the forfeiture occurs.

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NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
---------------------------------------------------

Basis of accounting
-------------------

The financial statements of the Plan have been prepared utilizing the accrual basis of accounting, primarily from data submitted to the Plan Administrator by the Trustee.

Trust fund management
---------------------

Under the terms of a trust agreement between CoreStates Bank, N.A. and UTV, the Trustee manages a trust fund on behalf of the Plan. The investments, and changes therein, of this trust fund have been reported to the Plan Administrator by the Trustee as having been determined through the use of market values for all assets of the trust fund. Security transactions are recorded on a trade-date basis. The cost of shares distributed is based on average cost.

Costs and expenses
------------------

The members' accounts are charged with expenses incurred by the Trustee in connection with the purchase of stock, primarily brokerage fees. The Plan provides that other expenses of administration may also be charged to members' accounts, but such expenses have been paid by UTV for each year presented.

Federal taxes applicable to the Plan
------------------------------------

All income, other than unrelated business income or debt financed income, realized by a trust fund established under a qualified plan is exempt from federal income taxes. The Internal Revenue Service has determined, most recently by letter dated September
3, 1993, that the Plan is qualified under Section 401 of the Internal Revenue Code (the Code) and the related trust income is exempt from taxation under Section 501(a) of the Code. Therefore, no provision for federal or state income taxes has been recorded in the accompanying financial statements.

Members of the Plan are not entitled to a deduction for their contributions to the Plan, but are not subject to federal income tax on amounts contributed to the Plan for their benefit by their employer, or on the earnings and appreciation, if any, on employer and member contributions, until such time as the amounts are distributed to the members. In general, a member is subject to tax on the excess of the amounts distributed to him over the amounts he has contributed to the Plan.


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NOTE 3 - UNREALIZED APPRECIATION OF INVESTMENTS:
-----------------------------------------------

The Plan carries its investment in UTV securities at market value. Unrealized appreciation represents the excess of such market value over the aggregate cost of the investments and is summarized, as follows:

                                         Year Ended December 31,
                                        -------------------------
                                           1996          1995
                                        -----------   -----------
Net unrealized appreciation
  at beginning of year                  $12,588,371   $ 5,205,872

(Decrease) increase in market value
  of investments during the year           (996,006)    8,263,714

Realized appreciation on
  investments distributed
  to members                             (1,805,418)     (881,215)
                                        -----------   -----------

Net unrealized appreciation
  at end of year                        $ 9,786,947   $12,588,371
                                        ===========   ===========

The unrealized appreciation of the Plan's December 31, 1996 investments was $11,812,853 on June 20, 1997.

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NOTE 4 - DISTRIBUTIONS TO MEMBERS:
---------------------------------

Distributions under the Plan are made to members, or in the event of death their designated beneficiaries, upon termination of employment or upon withdrawal from the Plan after receipt of written consent from the member, and for the purpose of complying with the anti-discrimination provisions of the Code, in whole shares of stock, with fractional shares of stock payable in cash. Included in net assets available for benefits is $271,668 and $3,586 at December 31, 1996 and 1995, respectively, related to future amounts payable to Plan members for terminations and withdrawals.

A member (or the beneficiary in the case of death) will be entitled to a distribution of 100 percent of his account upon termination of employment by normal retirement, permanent disability or death. A member who otherwise terminates and is credited with five or more years of continuous service will receive 100 percent of his account. A member who otherwise terminates, having less than five years of continuous service, will receive 100 percent of that part of the member's account attributable to the member's contributions and a percentage of the shares attributable to UTV's contributions, as summarized below:

             Years of                 Percentage
            Continuous             Attributable to
             Service             UTV's Contributions
        -----------------        -------------------
        Less than 2                       20
        2 but less than 3                 40
        3 but less than 4                 60
        4 but less than 5                 80


For this purpose, an individual is not credited with service for periods in which the individual declined to participate in the Plan.

Members who terminate employment forfeit the unvested portion of their accounts upon the later of 1) distribution of the vested portion, or 2) one year from the termination date (or if no shares are distributed, the expiration of five consecutive one-year periods of severance). Forfeitures are allocated among the remaining active member's accounts in the proportion that each member's yearly contribution to the Plan bears to the total yearly contribution for all active members on the last day of the Plan year. If a terminated individual is reemployed by the Plan sponsor within five years of termination, the forfeited shares will be restored either through additional UTV contributions or the reallocation of newly forfeited shares.

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UTV has not expressed any intent to terminate the Plan.  In the event that the Plan is terminated, each member affected will be entitled to a distribution calculated in the same manner as a distribution for a normal retirement. In such an event, no member will be deprived of any amount credited to the member's account, and there will be no reversion of any part of the fund to UTV.

The following dollar amounts for distributions are calculated using the market values per share on the transfer date:

                                  Year Ended December 31,
                                 -------------------------
                                    1996          1995
                                 -----------   -----------
Balances in members' accounts
  prior to distribution          $ 3,343,973   $ 1,979,906

Less nonvested amounts
  not distributed                   (119,513)      (88,652)
                                 -----------   -----------

Distribution to members for
  terminations, withdrawals
  and excess contributions       $ 3,224,460   $ 1,891,254
                                 ===========   ===========


NOTE 5 - PARTY IN INTEREST TRANSACTIONS:
---------------------------------------

The Trustee is a party in interest as defined by the Employee Retirement Income Security Act of 1974 (ERISA). The Trustee, from time to time, invests Plan assets in its collective investment funds. Such transactions are exempt under Section 408(b)(8) of ERISA.

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                                                        SCHEDULE I
                                                        ----------
                         UNITED TELEVISION, INC.
                     EMPLOYEES' STOCK PURCHASE PLAN

                  ASSETS HELD FOR INVESTMENT PURPOSES
                            DECEMBER 31, 1996
                            -----------------

                                     Number                               Market
Description of Asset               of Shares            Cost              Value
--------------------               ---------         ----------        -----------
United Television, Inc.
  common stock*                     231,532          $10,153,746       $19,940,694

Cash and cash equivalents              -                $224,730          $224,730
* Party in interest

                                                       SCHEDULE II
                                                       -----------
                         UNITED TELEVISION, INC.
                     EMPLOYEES' STOCK PURCHASE PLAN

                         REPORTABLE TRANSACTIONS
                    (In excess of 5% of trust assets
                      at the beginning of the year)
                      YEAR ENDED DECEMBER 31, 1996

                                    Purchases                     Sales
                              ----------------------- ------------------------------
                  Description                                                  Gain/
Name of Party      of Assets  Transactions    Cost    Transactions  Proceeds   Loss
-------------     ----------- ------------ ---------- ------------ ---------- ------
United Television,
Inc.*             Common Stock      15     $2,911,626      -            -        -

CoreStates
Liquidity Fund*   Investment Fund   30     $2,724,310     25       $2,725,134    -
* Party in interest

                         CONSENT OF INDEPENDENT ACCOUNTANTS
                         ----------------------------------
We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-59277) of the
United Television, Inc. Employees' Stock Purchase Plan of our report dated June 20, 1997 appearing on page 3 of this Annual Report on Form 11-K.


PRICE WATERHOUSE LLP


Century City, California
June 20, 1997